Exhibit 99.1
Filing under Rule 425 under
the Securities Act of 1933
Filing by: Qiao Xing Universal Resources, Inc.
Subject Company: Qiao Xing Mobile Communication Co., Ltd
SEC File No. of Qiao Xing Mobile Communication Co., Ltd: 001-33430
Qiao Xing Universal Resources, Inc Releases Pictures from its Newly Acquired Lead-zinc-Copper Mine.
HUIZHOU, China, Dec. 28, 2010 /PRNewswire-Asia-FirstCall/ —
This press release is issued for information purposes only and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor is it a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.
Neither the U. S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Proposed Offer (defined below) or securities to be issued in connection therewith, or passed upon the adequacy or accuracy of this press release, or the merits or fairness of the Proposed Offer. Any representation to the contrary is a criminal offense.
Qiao Xing Universal Resources, Inc. (Nasdaq: XING, the “Company” or “XING”), an emerging Chinese resource company with a focus on several strategically important nonferrous metals such as molybdenum and copper, today announced that it has posted some pictures taken from its newly acquired Xinyuan Lead-zinc-copper Mine in Chifeng city of the Inner Mongolia Autonomous Region on its website. Investors can click the link below to see the pictures:
     http://www.cosun-xing.com/contact/lzc-01.asp
The Company also expects to launch a new website early in January to replace the existing one to reflect the Company’s focus in the recourses industry.
“We are making continuous efforts to enhance our transparency and improve communications with investors to convey the exciting developments within our Company. As part of these efforts, we are also considering an on-site visit in the Spring of 2011 in Chifeng, where most of our mining businesses are located”, commented Mr. Ruilin Wu, Chairman and Chief Executive Officer of XING. “We look forward to providing accurate and consistent updates about our business to the investor community in the quarters ahead.”
About Qiao Xing Universal Resources, Inc.
The Company is an emerging Chinese resources company, with a focus on several strategically important nonferrous metals such as molybdenum and copper. In April 2009, the Company acquired a 100% equity interest in China Luxuriance Jade Company, Ltd. (“CLJC”). CLJC, through its wholly owned Chinese subsidiaries, owns the rights to receive the expected residual returns from Chifeng Haozhou Mining Co., Ltd. (“Haozhou Mining”), a large copper-molybdenum poly-metallic mining company in Inner Mongolia, China. XING’s Hazhou Molybdenum Mine business started operation in July 2009 and generated net income of RMB64.2 million (US$9.4 million) in the second half of 2009. Based on the initial success of the Company’s molybdenum business as well as an extensive study of China’s macro economic trends, XING is further consolidating its strategy to become a pure resources company with meaningful scale. As a result of implementing this strategy, in December 2010, the Company acquired the 100% equity interest in Balinzuo Banner Xinyuan Mining Co., Ltd. (“Xinyuan”) .Xinyuan owns a mining license for a lead-zinc-copper mine that covers 3.3233 square kilometres in Wulandaba Suma, Balinzuo Banner, in the Inner Mongolia, China (the “Xinyuan Lead-zinc-copper Mine”). The Xinyuan Lead-zinc-copper Mine, which started operation in March 2010, expects to increase its processing capacity up to 2,000 tons of ores per day by the middle of 2011 and expects to generate revenue of RMB430 million, operating profit (EBITDA) of RMB180 million and net cash flow of over RMB100 million in 2012. The Company is actively evaluating additional acquisition opportunities in the resources industry.
XING, one of the first Chinese private companies to be listed on NASDAQ in 1999, was previously one of the leading players in the telecommunication terminal products business in China. In 2007, the Company made the strategic decision to diversify into the resources industry. As part of this strategic transition, XING divested its fixed line and low-end mobile phone businesses in November 2009 and changed its corporate name to Qiao Xing Universal Resources, Inc., effective January 28, 2010. On September 8, 2010, XING announced its proposal to privatize QXMC by acquiring the shares it does not already hold through a Scheme of Arrangement (the “Proposed Offer”), with the intention to spin off QXMC’s mobile phone assets or business and redeploy its assets into the resources industry. This proposed acquisition is on-going and its completion shall be subject to several conditions including approval from a majority of the minority shareholders of QXMC.

Safe Harbor Statement
This press release contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed. You should not place undue reliance on these forward-looking statements.
Forward-looking statements include all statements other than statements of historical facts, such as statements regarding anticipated acquisitions, estimates of revenue and profit, the privatization of QXMC, time and date for the expected Court Hearing with respect to the proposed privatization of QXMC, anticipated mining capacity and production volumes, long-term growth prospects for the resources industry, the Company and value for the Company’s shareholders, mine development and capital expenditures, mine production and development plans, estimates of proven and probable reserves and other mineralized material and the Company’s transition to a pure resources company and bigger player within the resources industry. Readers are cautioned that forward-looking statements are not guarantees of future performance and actual results may differ materially from those projected, anticipated or assumed in the forward-looking statements.
Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal Resources, Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of December 28, 2010.
Additional Information and Where to Find It
Qiao Xing Universal Resources, Inc. has filed a Schedule 13E-3 with the SEC in connection with the Proposed Offer. The Schedule 13E-3 contains additional information regarding the Proposed Offer, including, without limitation, information regarding the special meeting of shareholders of Qiao Xing Mobile Communication Co., Ltd that will be called to consider the Proposed Offer. The Schedule 13E-3 contains important information about Qiao Xing Universal Resources, Inc., Qiao Xing Mobile Communication Co.,

Ltd, the Proposed Offer and related matters. Investors and shareholders should read the Schedule 13E-3 and the other documents filed with the SEC in connection with the Proposed Offer carefully before they make any decision with respect to the Proposed Offer. A copy of the Scheme of Arrangement with respect to the Proposed Offer is an exhibit to the Schedule 13E-3. The Proposed Offer is expected to be exempt from the registration requirements of the United States Securities Act of 1933 Act by virtue of the exemption provided by Section 3(a)(10); however, it is possible that the offer may change forms such that the exemption provided by Section 3(a)(10) may no longer be available. In such a case Qiao Xing Universal Resources, Inc. may file a Form F-4 with respect to the Proposed Offer.
The Schedule 13E-3 and all other documents filed with the SEC in connection with the Proposed Offer is available free of charge at the SEC’s web site at www.sec.gov. Additionally, the Schedule 13E-3 and all other documents filed with the SEC in connection with the Proposed Offer will be made available to investors or shareholders free of charge by calling or writing to:
Qiao Xing Universal Resources
Rick Xiao
Vice President
Phone: +86-752-282-0268
Email: rick@qiaoxing.com
USA IR AGENCY
CCG Investor Relations Inc.
Mr. Ed Job, CFA
Phone: +86-1381-699-7314 (Shanghai)
Email: ed.job@ccgir.com